Mail Stop 3561

March 25, 2009

Susan Riley
Executive Vice President, Finance and Administration
The Children's Place Retail Stores, Inc.
915 Secaucus Road
Secaucus, NJ 07094

> **Re: The Children's Place Retail Stores, Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed April 2, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 20, 2008**
> **Form 10-Q for the Fiscal Quarter Ended November 1, 2008**
> **Filed December 9, 2008**
> **File No. 000-23071**

Dear Ms. Riley:

We have reviewed your response letter dated February 26, 2009 and have the following comments. You should comply with these comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended February 2, 2008
Item 1. Business, page 1
Sourcing and Procurement, page 5

1. We note your response to comment one of our January 27, 2009 letter and reissue our comment, in part. Please revise your disclosure to discuss how your social compliance program affects the company's sourcing and procurement of products.

Store Expansion Program, page 8

2. We reviewed your response to comment three in our letter dated January 27, 2009. However, it does not appear the Non-GAAP financial measures you disclosed are based on GAAP numbers and as a result would not be excluded from the definition of Non-GAAP financial measures. As such, we reissue our

previous comment. Whenever one or more non-GAAP financial measures are included in a filing, you are required to include a presentation with equal or greater prominence of the most directly comparable financial measure or measures calculated in accordance with GAAP and a reconciliation of the differences between non-GAAP financial measures disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e) of Regulation S-K. Please show us what these additional disclosures will look like.

<u>Liquidity and Capital Resources, page 44</u>
<u>Cash Flows/Capital Expenditures, page 48</u>

3. We note your response to comment nine of our January 27, 2009 letter and the proposed disclosure you have provided with respect to fiscal 2008. Please provide us with your proposed disclosure for fiscal 2009, with a view to discussing the current challenging economic conditions that may impact your cash flows from operations and any borrowings you may have made or intend to make under your credit facilities.

<u>Item 9A. Controls and Procedures, page 55</u>
<u>Changes in Internal Control Over Financial Reporting, page 56</u>

4. We note your response to comment 13 of our January 27, 2009 letter. Please confirm that in future filings, as applicable, you will omit the last paragraph you propose that discusses that there were no other changes to your internal control over financial reporting.

<u>Definitive Proxy Statement on Schedule 14A</u>
<u>Management Compensation, page 42</u>
<u>Compensation Discussion and Analysis, page 42</u>
<u>Our Principal Executive Compensation Policies, page 42</u>

5. We note your response to comment 20 of our January 27, 2009 letter, but it does not appear that your revised disclosure clearly indicates whether the "other benefits" are material. Please revise to clearly state whether the other benefits, individually or in the aggregate, are material, and if so, provide a discussion and analysis as applicable.

6. We note your response to comment 21 of our January 27, 2009 letter, and the discussion you provide regarding the three factors that Frederick W. Cook and Co., Inc. analyzed in providing the benchmark information upon which you relied. Please confirm that your future disclosure will include these factors, as well as the percentage difference you discuss.

Susan Riley
The Children's Place Retail Stores, Inc.
March 25, 2009
Page 3

Note 2. Stock-Based Compensation, page 77

7. We reviewed your response to comment 15 in our letter dated January 27, 2009. It is still unclear to us why options tolled after September 14, 2006 were initially classified as equity since it appears your ability to settle the awards in equity was still in question as a result of the suspension of stock option exercises. Please tell us whether you considered your ability to deliver shares of common stock during the suspension period in determining the classification of the tolled options. Also, tell us why the suspension of stock option exercises would not affect the classification of outstanding options during the suspension period. Refer to paragraph 34 of SFAS 123(R).

*   *   *

You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions regarding the comments on financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director